

October 15, 2014

Via E-mail
Robert Bearden
Chief Executive Officer
Hortonworks, Inc.
3460 W. Bayshore Road
Palo Alto, CA 94303

> **Re: Hortonworks, Inc.**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form S-1**
> **Submitted September 29, 2014**
> **CIK No. 0001610532**

Dear Mr. Bearden:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated September 23, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

1.   We have reviewed your additional analysis you provided in response to prior comment 1 to support your belief that you are not currently substantially dependent on your agreement with Microsoft. Although your revenue and billing trends appear to show that your dependence on Microsoft is declining as your non-Microsoft-related revenue increases as a percentage of total revenues, we continue to believe that you should file this agreement under Item 601(b)(10) of Regulation S-K.   While it appears your dependence on Microsoft is declining, your anticipated revenues derived from the

Microsoft agreement is still anticipated to be 19% of your anticipated total revenues for the fiscal quarter ended September 30, 2014.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 65

2.   We note your response to prior comment 2 that you initiated discussions with the underwriters regarding an initial public offering on May 1, 2014. Please clarify whether there were any internal discussions of the possibility of an initial public offering prior to May 1, 2014. If there were any internal discussions regarding the possibility of an initial public offering prior to May 1, 2014, please clarify why the valuation specialist began factoring in the probability weighted expected return method (PWERM) for the company's valuation only after the May 14, 2014 organizational meeting. Please also tell us the valuation specialist's consideration for factoring in the PWERM as part of their valuations prior to May 14, 2014. As part of your response, please provide us with any Board minutes and any other correspondence for the period from January1, 2014 through April 30, 2014.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
         Richard A. Kline, Esq.
         Goodwin Proctor LLP